SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 1, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President

Exhibit 1	Proxy Materials relating to the ICOS Vision Systems Corporation N.V. Annual Meeting to be held on May 11, 2004

ICOS Vision Systems Corporation NV

Esperantolaan, 8

3001 Heverlee

Company number [1.438.068.826]

NOTICE IN CONNECTION WITH THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 11, 2004

You are hereby invited to the Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV (the “Company”) that will be held on May 11, 2004 at 11:00 a.m. local time at the Company’s offices at 3001 Heverlee, Esperantolaan 8, Heverlee, Belgium (the “Annual Meeting”) .

The agenda of the Annual Meeting is the following:

*	Notification to the shareholders of the annual accounts of the Company, closed on December 31, 2003, the Board of Directors’ annual report and the statutory auditor’s report with respect to the annual accounts of the Company, pursuant to Article 554 of the Belgian Company Code.

**	Notification to the shareholders of the consolidated annual accounts of the Company, closed on December 31, 2003, the Board of Directors’ annual report and the statutory auditor’s report with respect to the consolidated annual accounts of the Company.

1.	Approval of the annual accounts of the Company, closed on December 31, 2003 including the allocation of results as set forth therein.

The annual accounts of the Company are prepared in accordance with Belgian GAAP. These annual accounts differ significantly from the consolidated annual accounts of Company, prepared in accordance with US GAAP and which also are enclosed.

Proposal: to approve the annual accounts of the Company, closed on December 31, 2003 including the allocation of results as set forth therein.

2.	Granting discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2003.

Proposal: to grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2003.

3.	Granting discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2003.

Proposal: to grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2003.

This English version is translated from the original Dutch version and is for information purposes only.

This notice is being sent to each shareholder of record registered in the Company’s share register (as well as warrantholders, directors and the statutory auditor of the company) on March 11, 2004. The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxy holders of the shareholder concerned, also grant the proxy mentioned below.

A proxy statement is joined to this notice. The purpose of the accompanying proxy materials is to solicit the addressees of this notice to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager of the Company, for the purpose of representing them at the Annual Meeting and exercising the voting rights attached to their shares or to the shares of record registered in the Company’s share register for which they have received a proxy themselves (with power of substitution).

Please note that only shareholders of record that are registered in the Company’s share register at 12 p.m. on the fifth business day preceding the date of the Annual Meeting (i.e. at 12 p.m. on May 4, 2004) will be entitled to attend and vote in person at the Meeting.

Proxies that are granted by persons that were registered as shareholders in the Company’s share register on March 11, 2004 but cease to be a shareholder by 12 p.m. on the fifth business day preceding the date of the Annual Meeting (i.e. 12 p.m. on May 4, 2004), shall be deemed to be null and void.

An attendance quorum of 33.3 % of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the shareholders present or represented.

In the event the attendance quorum of 33.3 % is not attained at the Annual Meeting, the extra shareholders’ meeting will be held on June 1, 2004 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Meeting”).

The notice for the Second Meeting will be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 11, 2004. The proxies granted for the Meeting of May 11, 2004 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register at 12 p.m. on the fifth business day preceding the date of the Second Meeting (i.e. at 12 p.m. on May 25, 2004 ), will be entitled to attend and vote in person at the Second Meeting.

By Order of the Board of Directors

Heverlee, Belgium March 24, 2004	Joseph Verjans Chairman of the Board of Directors

You are requested to sign, date and promptly return the accompanying form of Proxy. However, the Proxy is revocable as described in the proxy statement.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 11, 2004

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation with its registered office at Esperantolaan, 8 – 3001 Heverlee, Belgium (the “Company”), for use at the Annual General Meeting of Shareholders to be held on May 11, 2004 (the “Annual Meeting”), and at any adjournment or adjournments thereof (jointly referred to herein as the “Meeting”). The enclosed proxy relating to the Meeting is solicited on behalf of the board of directors of the Company (the “Board of Directors”). The cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxy will be mailed on or about April 1, 2004. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only shareholders of record that are registered in the Company’s share register at 12 p.m. on the fifth business day before the date of the Meeting (i.e. at 12 p.m. on May 4, 2004) will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that are shareholders of record on March 11, 2004 (the “Notice Record Date”) but cease to be so by 12 p.m. on the fifth business day preceding the date of the Meeting (i.e. 12 p.m. on May 4, 2004), shall be deemed to be null and void.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

In the event the attendance quorum of 33.3 % is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 1, 2004 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

As of March 11, 2004, there were 10,507,810 shares outstanding and entitled to vote. Each share entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

Shareholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the registered office of the Company.

Shareholders or their duly empowered proxyholders who plan to vote by proxy and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to sign, date and promptly return the accompanying forms of proxy to the registered office of the Company.

The enclosed proxy, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxy may be revoked at any time prior to exercise by filing with the Company a written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

This English version is translated from the original Dutch version and is for information purposes only.

MANAGEMENT

Board of Directors. The following table sets forth certain information with respect to the directors. Their mandate terminates immediately after the annual meeting of 2008.

Name	Age	Position
Joseph Verjans	57	Chairman of the Board of Directors

Antoon De Proft	44	President and Chief Executive Officer

August Smeyers	49	Director, Vice President Research and Development

Exeter International NV represented by its permanent representative Paul de Vrée(1) (2)	60	Director

André Oosterlinck (1)	57	Director

Fred Chaffart (1)	68	Director

(1)	Member of the Audit Committee.
(2)	Corporations may serve as directors of Belgian companies and for that purpose must appoint a permanent representative.

Joseph Verjans has served as the Company’s Chief Executive Officer since he joined ICOS in 1984. In 1989 he also became President and Chairman of the Board of Directors. On April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He nevertheless continues his mandate as Chairman of the Board of Directors. Prior to joining the Company, he served as the Equipment Manager in the Graphics Division of Agfa-Gevaert, a film and film processing equipment maker. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

Antoon De Proft has been the Chief Executive Officer since April 1, 2002. Previously, he served the Company from 1985 until 2000, first as application manager in the US subsidiary and as vice president, marketing and sales of the Company since 1989. Before that, he was employed as applications engineer at International Imaging Systems in the US and as a researcher at the University of Leuven. In the period 2000-2001, he was active as a management consultant, specialized in medium to mid-sized high tech companies. Mr. De Proft received a masters degree in electromechanical engineering from the Leuven University in 1982 as well as a degree in medical engineering.

August Smeyers joined the Company in 1985 as the Applications Development Manager and has served as the Company’s Vice President of Research and Development since 1987 and as a director since 1989. Prior to joining the Company, he was the Applications Manager for real-time automation systems at General Engineering and Training NV, an automation company. Mr. Smeyers received a masters degree in electro-mechanical engineering from the University of Leuven in 1976.

This English version is translated from the original Dutch version and is for information purposes only.

Exeter International NV is the management company of Mr. Paul de Vrée, incorporated in 1997.

Paul de Vrée is a co-founder of the Company and served as the first Chairman of the Board of Directors of ICOS until 1989. He again became a Director of the Company, as the representative of his management company, Exeter International NV, in 1997. In 1983, he founded Advent Management Belgium, a venture capital company associated with Advent International and has served as its Chief Executive Officer until 1997 when he founded Rendex, a European venture capital company.

André Oosterlinck is a co-founder of the Company. He has served as a Director of the Company from 1982 until 1988 and again became a Director in 1989. Dr. Oosterlinck received an engineer degree in electro-engineering in 1972 and earned his Ph.D. degree in electronics and computer science in 1977 from the University of Leuven. Since 1984, he has been a full time professor at the University of Leuven and has served as its President since 1995.

Fred Chaffart holds a masters degree in economics and completed the Senior Executive Program at Stanford University. He started his career in the family business, was subsequently part of the Marking Department of Proctor & Gamble and then worked as a consultant. After a period as Commercial Director in different financial departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of Fortis Bank Belgium. Currently, he holds directorships with various companies and is President of the Management School at the University of Antwerp.

Under the Company’s Articles of Association the shareholders belonging to the management of the Company or of ICOS Vision Systems NV or that serve as managing director of one of the subsidiaries of the Company or of ICOS Vision Systems NV on the one hand and Joseph Verjans on the other, are entitled to propose the candidates for the election of the majority of the members and one member, respectively, of the Company’s Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any shareholder of the Company, but in any event will expire upon the death of Mr. Verjans. The Board of Directors has been informed that the aforementioned shareholders do not wish to exercise such right.

The Audit Committee of the Company operates pursuant to a written charter (the “Audit Committee Charter”) which was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company’s statutory auditor; reviewing and monitoring the Company’s financial reporting process and internal control systems; reviewing the Company’s annual accounts, the scope of the audit and the proper performance of this duty of the statutory auditor; reviewing the independence of the statutory auditor; providing an open avenue for communication between the statutory auditor, management and the Board of Directors; and reviewing its charter. The Audit Committee held 4 meetings during fiscal year 2003. The Board of Directors has determined that all Audit Committee members are independent, in accordance with the listing standards of the Nasdaq National Market.

This English version is translated from the original Dutch version and is for information purposes only.

Citizenship of Directors; No Family Relationships

All Directors of the Company are Belgian citizens. There are no family relationships among the Directors of the Company.

Security Ownership of Directors, Officers and Certain Other Persons

The following table sets forth certain information as of February 18, 2004 with respect to the ownership of the Company’s shares outstanding by all executive officers and directors taken as a group and each person known by the Company to own 5% or more of the Company’s shares. This information is based upon information received from or on behalf of the named individuals.

Name	Shares Owned (1)	Percentage
Joseph Verjans(2)	1,741,327	16.57%
August Smeyers	835,579	7.95%
All directors and executive officers taken as a group (2)	3,566,242	33.94%

(1)	Unless otherwise noted, to the knowledge of the Board of Directors, each person identified possesses sole voting and investment power with respect to the shares listed.
(2)	Includes shares held by a company which is controlled by Mr. Verjans.

Reports concerning the Annual Meeting

In compliance with Article 553 of the Belgian Company Code, the following documents are enclosed with the notice for the Annual Meeting: the Company’s unconsolidated annual accounts closed on December 31, 2003 (prepared in accordance with Belgian GAAP), the Board of Directors’ annual report and the statutory auditor’s report with respect to the unconsolidated accounts, as well as the consolidated annual accounts of the Company closed on December 31, 2003 (prepared in accordance with U.S. GAAP), the Board of Directors’ report and the statutory auditor’s report with respect to the consolidated accounts. A copy of the annual report that is usual for American public companies and that contains the consolidated financial statements of the Company that are prepared in accordance with U.S. GAAP and are audited by Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., as well as a description and analysis by management of the financial results are also enclosed.

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSALS FOR THE ANNUAL MEETING

PROPOSAL NO. 1 – APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the annual accounts of the Company, closed on December 31, 2003 including the allocation of results (amongst others to certain employees in accordance with the benefit participation plan adopted by the board of directors of the Company on February 18, 2004) as set forth therein.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – DISCHARGE TO ALL DIRECTORS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the proposal to grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2003.

A majority of the shareholders at a duly convened shareholders’ meeting may discharge directors from liability towards the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the directors on behalf of the Company on such grounds. A general discharge of director liability does, however, not relieve such persons from liability towards third parties or from liability towards the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, directors may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal.

PROPOSAL NO. 3 – DISCHARGE TO THE STATUTORY AUDITOR OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the proposal to grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended on December 31, 2003.

This English version is translated from the original Dutch version and is for information purposes only.

A majority of the shareholders at a duly convened shareholders’ meeting may discharge statutory auditors from liability towards the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the report of the statutory auditor and after the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the statutory auditor(s) on behalf of the Company on such grounds. A general discharge of auditor liability does, however, not relieve such persons from liability towards third parties or from liability towards the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, the statutory auditor may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

OTHER MATTERS

Voting Procedures

Shareholders of record registered in the Company’s share register on March 11, 2004 (the “Notice Record Date”) will receive this proxy statement. Please note that in accordance with Belgian Company Law and the Company’s Articles of Association, only shareholders of record that are registered in the Company’s share register at 12 p.m. on the fifth business day before the date of the Meeting (i.e. at 12 p.m. on May 4, 2004), or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Notice Record Date are registered as shareholders in the Company’s share register but cease to be so by 12 p.m. on the fifth business day preceding the date of the Meeting (i.e. 12 p.m. on May 4, 2004), shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

This English version is translated from the original Dutch version and is for information purposes only.

In the event the attendance quorum of 33.3 % is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 1, 2004 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

The notice for the Second Annual Meeting will be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 11, 2004. The proxies granted for the Annual Meeting of May 11, 2004 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register at 12 p.m. on the fifth business day preceding the date of the Second Meeting (i.e. at 12 p.m. May 25, 2004), will be entitled to attend and vote in person at the Second Meeting.

Annual Report on Form 20-F

Copies of the Company’s Annual Report on Form 20-F (for the fiscal year ended December 31, 2003) will be available to shareholders or their duly empowered representatives without charge upon written request addressed to Investor Relations, ICOS Vision Systems Corporation NV Researchpark Haasrode- Zone 1, Esperantolaan, 8 – 3001 Heverlee, Belgium.

IT IS IMPORTANT THAT THE PROXY WILL BE RETURNED PROMPTLY. THEREFORE, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY TO THE REGISTERED OFFICE OF THE COMPANY.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY RELATING TO THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 11, 2004

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Annual Meeting of Shareholders of ICOS Vision Systems Corporation NV (the “Company”) to be held on May 11, 2004 at 11.00 a.m. (the “Annual Meeting”) and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at the Annual Meeting upon the matters set forth in the Notice of and Proxy Statement for the Annual Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Annual Meeting are hereby revoked.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

This English version is translated from the original Dutch version and is for information purposes only.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 11, 2004

The Board of Directors recommends a vote for proposals n° 1 through n° 3 of the Annual Meeting of Shareholders :

1.	To approve the annual accounts of the Company, closed on December 31, 2003 including the allocation of results as set forth therein.

FOR	AGAINST	ABSTAIN
❑	❑	❑

2.	To grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2003.

FOR	AGAINST	ABSTAIN
❑	❑	❑

3.	To grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2003.

FOR	AGAINST	ABSTAIN
❑	❑	❑

☐	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

☐	MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS.

DATE:

NAME:

SIGNATURE:

This English version is translated from the original Dutch version and is for information purposes only.